FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF – Composition of the board of directors	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA, S.A. Board of Directors, at its meeting held today, has resolved to adopt the following resolutions in connection with the composition of the Board of Directors of Telefónica, S.A.:

-    To take formal note and record of the voluntary resignation presented to its position as Director of Telefónica, S.A. by Ms. Eva Castillo Sanz, and as a result, as member of the Service Quality and Customer Service Committee, Regulation and Institutional Affairs Committee, and Strategy and Innovation Committee, thanking her for the services rendered to the Company during her tenure.

-    To appoint by co-optation Ms. María Luisa García Blanco, as an Independent Director, upon the proposal of the Nominating, Compensation and Corporate Governance Committee.

-    To submit for approval of the shareholders at the General Shareholder’s Meeting: (i) the re-election of the Proprietary Director Mr. José María Abril Pérez, and of the Independent Directors Mr. Luiz Fernando Furlán and Mr. Francisco Javier de Paz Mancho, and (ii) the ratification and appointment of the Executive Director Mr. Ángel Vilá Boix, of the Proprietary Director Mr. Jordi Gual Solé, and of the Independet Director Ms. María Luisa García Blanco.

Madrid, April 25, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 25, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors